KRAMER LEVIN NAFTALIS & FRANKEL L L P

October 28, 2008

VIA EDGAR AND FEDERAL EXPRESS
Ms. Anne Nguyen Parker
Legal Branch Chief
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:

American Lorain Corporation
Amendment No. 7 to Registration Statement on Form S-1
Filed October 28, 2008
File No. 333-145260

Dear Ms. Parker:

Pursuant to the SEC Division of Corporate Finance’s November 2000 Current Issues and Rulemaking Projects outline, we hereby confirm that we concur with the Staff’s understanding that the reference and limitation to the "General Corporation Law of the State of Delaware" in our firm’s legal opinion filed as Exhibit 5.1 to the above-referenced registration statement includes the statutory provisions and also all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws.

If you have any questions, please do not hesitate to contact Abbe L. Dienstag, Esq. of our firm at (212) 715-9280.

Very truly yours,

/s/ Kramer Levin Naftalis & Frankel LLP
Kramer Levin Naftalis & Frankel LLP

cc:    Si Chen
         Bill Huo, Esq.

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